TOR Minerals International, Inc.
722 Burleson Street Corpus Christi, Texas 78402	www.torminerals.com brussell@torminerals.com	Phone: 361-826-2043 Fax 361-883-7619

October 14, 2011

United States Securities and Exchange Commission                                                   VIA EDGAR
101 F Street, NE
Washington, DC  20549

Attention:        John Cash, Accounting Branch Chief

Re:       TOR Minerals International, Inc.
Form 10‑K for the fiscal year ended December 31, 2010
Filed March 24, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 4, 2011
File No. 0‑17321

Ladies and Gentlemen:

In connection with the Company's response, dated October __, 2011, to the comments of the Commission's staff (the "Staff") as set forth in the letter of John Cash, Accounting Branch Chief, dated October 6, 2011 (the "Comment Letter"), the Company acknowledges:

•         the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TOR MINERALS INTERNATIONAL, INC.

By: /s/ Barbara Russell
      Barbara Russell
      Chief Financial Officer